Exhibit 99.1

Pembina Pipeline Corporation Declares Common and Preferred Share Dividends and Announces Conference Call and Webcast Details for its First Quarter 2018 Results and Annual General Meeting

CALGARY, April 3, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors declared a common share cash dividend for April 2018 of $0.18 per share to be paid, subject to applicable law, on May 15, 2018 to shareholders of record on April 25, 2018. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

For shareholders receiving their common share dividends in U.S. funds, the April 2018 cash dividend is expected to be approximately U.S. $0.1394 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7747. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Pembina pays cash dividends on its common shares in Canadian dollars monthly to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th of the month following the record date. Should the payment date fall on a weekend or on a holiday the business day prior to the weekend or holiday becomes the payment date.

Pembina's Board of Directors also declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 11, 13, 15, 17, 19 and 21. Series 1, 3, 5, 7, 9, 11, 13 and 21 preferred share dividends are payable on June 1, 2018 to shareholders of record on May 1, 2018. Series 15, 17 and 19 preferred share dividends are payable on June 30, 2018 to shareholders of record on June 15, 2018.

Series	Dividend Amount
Preferred Shares, Series 1 (PPL.PR.A)	$0.265625
Preferred Shares, Series 3 (PPL.PR.C)	$0.293750
Preferred Shares, Series 5 (PPL.PR.E)	$0.312500
Preferred Shares, Series 7 (PPL.PR.G)	$0.281250
Preferred Shares, Series 9 (PPL.PR.I)	$0.296875
Preferred Shares, Series 11 (PPL.PR.K)	$0.359375
Preferred Shares, Series 13 (PPL.PR.M)	$0.359375
Preferred Shares, Series 15 (PPL.PR.O)	$0.279000
Preferred Shares, Series 17 (PPL.PR.Q)	$0.312500
Preferred Shares, Series 19 (PPL.PR.S)	$0.312500
Preferred Shares, Series 21 (PPL.PF.A)	$0.306250

These dividends are designated "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

Dividends on the preferred shares Series 1, 3, 5, 7, 9, 11, 13 and 21 are payable on the first day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the first day of the preceding month, or, if such payment or record date is not a business day, the last preceding business day prior to the weekend or holiday. Dividends on the preferred shares Series 15, 17 and 19 are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the fifteenth day of the same month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or holiday.

Conference Call and Webcast Details for First Quarter 2018 Results

Pembina will release its first quarter 2018 results on Thursday, May 3, 2018 after markets close. A conference call and webcast have been scheduled for Friday, May 4, 2018 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 11, 2018 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 9280599.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=1586740&s=1&k=47B62FC50195DAE9E9D4355E0648F355 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual General Meeting Information

The Company will hold its Annual General Meeting of Shareholders ("AGM") on Friday, May 4, 2018 at 2:00 p.m. MT (4:00 p.m. ET) at the Telus Convention Centre – Macleod Hall C-D, 120-9th Avenue SW, Calgary, Alberta, Canada.

A live webcast of Pembina's AGM presentation can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: https://event.on24.com/wcc/r/1586872/3974AF1920923BF05B61AB4F622A26B8 in your web browser. Participants are recommended to register for the webcast at least 10 minutes before the presentation start time.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "should", "may", "will", "continue", "if", "to be", "expects", and similar expressions.

In particular, this news release contains forward-looking statements and information relating to: future dividends which may be declared on Pembina's common shares and preferred shares, the dividend payments and the tax treatment thereof; the timing for release of the first quarter 2018 results; and the timing of Pembina's Annual General Meeting. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: oil and gas industry exploration and development activity levels; the success of Pembina's operations, growth projects and the integration of acquisitions; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the regulatory environment and decisions; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; fluctuations in operating results; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2017, which can be found at www.sedar.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2018/03/c3495.html

%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:56e 03-APR-18